Exhibit 99.1

DESCARTES REPORTS RECORD EARNINGS IN FISCAL 2007 FIRST QUARTER FINANCIAL RESULTS

Net income up 140% over year-ago quarter as software-as-a-service business model drives fifth consecutive profitable quarter

WATERLOO, ONTARIO, May 24, 2006 — The Descartes Systems Group Inc., a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises, released financial results for its fiscal 2007 first quarter (Q1FY07) ended April 30, 2006. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

As described in more detail below, key financial highlights for Descartes in Q1FY07 include:

•	Revenues of $11.7 million, up from $11.3 million in the year-ago quarter (Q1FY06) and $11.5 million in the previous quarter (Q4FY06);
•	Gross margin of 65%, improved from 57% in Q1FY06 and 64% in Q4FY06;
•

Net income of $1.2 million, up 140% from net income of $0.5 million in Q1FY06, and up 20% from net income of $1.0 million in Q4FY06. Q1FY07 expenses included $240,000 in stock-based compensation expense resulting from Descartes' adoption of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), Share-Based Payment, effective as of the beginning of Q1FY07 (described in more detail below);

•	Earnings per share of $0.03, improved from earnings per share of $0.01 in Q1FY06 and $0.02 in Q4FY06;
•

EBITDA of $2.4 million, up 60% from EBITDA of $1.5 million in Q1FY06 and up 9% from EBITDA of $2.2 million in Q4FY06. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, and is referenced to show Descartes' baseline performance before gains, losses, certain non-cash expenses and other charges that are considered by management to be outside Descartes' ongoing operational results; and

•

Cash, cash equivalents and marketable securities of $40.9 million, up $7.9 million from $33.0 million at the end of Q4FY06. As described in more detail below, during Q1FY07 Descartes received net proceeds of approximately $14.0 million from its March 2006 bought deal share offering in Canada of 4,140,000 common shares, and used approximately $7.8 million in cash in connection with its acquisition of ViaSafe Inc. ("ViaSafe") in April 2006.

The following table summarizes Descartes' progression in the categories specified below over the past 5 fiscal quarters (dollar amounts in millions, except per share data):

	Q1FY07	Q4FY06	Q3FY06	Q2FY06	Q1FY06
Revenues	11.7	11.5	11.5	11.4	11.3
Gross margin (% of revenues)	65%	64%	61%	60%	57%
Net income	1.2	1.0	0.6	0.9	0.5
EBITDA	2.4	2.2	1.7	1.5	1.5
Earnings per share*	0.03	0.02	0.02	0.02	0.01
Net cash position**	40.9	33.0	31.2	28.3	26.1

* Earnings per share in Q1FY07 included approximately $240,000 in stock-based compensation expense as a result of Descartes' adoption of SFAS 123R. No comparable expense was included in prior quarters,

** Net cash position represents the aggregate cash, cash equivalents and marketable securities as at the end of the fiscal period, less the balance, if any, owing on Descartes' convertible debentures which were repaid in full in Q2FY06.

Bought deal share offering

On March 21, 2006, Descartes closed a bought deal share offering in Canada to raise gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. Deducting accrued and paid expenses associated with the offering, including an underwriting fee of 4.5%, total net proceeds to Descartes will be approximately $13.6 million.

ViaSafe Acquisition

On April 7, 2006, Descartes acquired Ottawa-based ViaSafe, a privately-held provider of secure electronic logistics services for global trade. ViaSafe's services help carriers, customs brokers and logistics service providers, across all modes of transportation, negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. The acquisition broadened the range of regulatory and compliance services that are delivered through Descartes' Global Logistics Network to include ViaSafe's ViaTrade™ service.

The total purchase price for the acquisition was approximately $8.9 million, consisting of 307,799 common shares and $7.8 million in cash, including approximately $0.5 million of costs directly connected to the acquisition. Descartes also assumed ViaSafe's employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

ViaSafe's results of operations subsequent to April 7, 2006 have been included in Descartes' consolidated financial statements for Q1FY07. ViaSafe's unaudited net income for its fiscal year ended March 31, 2006 was approximately $0.9 million.

Q1FY07 Financial Results

Total revenues increased to $11.7 million for Q1FY07 from $11.3 million in Q1FY06 and $11.5 million in Q4FY06. Gross margin in Q1FY07 was 65%, increased from 57% in Q1FY06 and 64% in Q4FY06. ViaSafe contributed approximately $270,000 in revenues to Descartes in Q1FY07 with a gross margin of approximately 66%.

Descartes generated net income of $1.2 million in Q1FY07, compared to net income of $0.5 million in Q1FY06, and net income of $1.0 million in Q4FY06. On a basic and fully diluted basis, earnings per share in

Q1FY07 were $0.03, improved from earnings per share of $0.01 in Q1FY06, and earnings per share of $0.02 in Q4FY06.

Descartes adopted SFAS 123R effective February 1, 2006 using the modified prospective method. SFAS 123R requires Descartes to expense stock options issued to employees. Previously Descartes did not record compensation expense for employee stock options (for example in the Q4FY06 and Q1FY06 comparable periods). SFAS 123R amortizes the fair value of a stock option grant (using a formula such as Black-Scholes) over the service period applicable to that grant, subject to certain assumptions including the likelihood of forfeiture of the grant. The amortization applicable to Q1FY07 resulted in total stock-based compensation expense of $240,000 in Q1FY07. This amortization has been excluded from EBITDA.

Descartes' Q1FY07 EBITDA was $2.4 million, improved from EBITDA of $1.5 million in Q1FY06 and EBITDA of $2.2 million in Q4FY06. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, and is referenced to show Descartes' baseline performance before gains, losses, certain non-cash expenses and other charges that are considered by management to be outside Descartes' ongoing operational results. ViaSafe's results of operations contributed approximately $75,000 to Descartes' EBITDA in Q1FY07.

Descartes' days-sales-outstanding for Q1FY07 were 53 days.

Descartes' aggregate cash, cash equivalents and marketable securities at the end of Q1FY07 were $40.9 million, up $7.9 million from $33.0 million at the end of Q4FY06. Additions to cash included $14.0 million in net proceeds from the bought deal financing and $2.0 million in cash generated from operations. Cash use included $7.8 million used to acquire ViaSafe and $0.3 million in additions to capital assets.

"We have again delivered improvements in net income, EBITDA, revenues, and gross margin," said Brandon Nussey, Descartes' CFO. "We have a solid balance sheet and an excellent platform from which to continue delivering value to our customers and shareholders."

"This quarter’s financial results reflect our customers’ successes using our solutions," commented Arthur Mesher, Descartes' CEO. "We thank our customers for their support and referrals as they’ve embraced our software-as-a-service business model. This model also makes us very different from our competitors. Unlike traditional technology companies which require a large up-front investment to use their products, we offer our customers the choice to use our solutions on an on-demand basis where they pay us as they receive value from our services. The predictable nature of revenues in this model has enabled us to continue to proactively manage operating expenses, which is reflected in our financial performance this quarter."

May 3, 2006 Annual and Special Meeting of Shareholders

Descartes' annual and special meeting of shareholders was held on Wednesday, May 3, 2006 in Toronto, Ontario, Canada. In addition to the election of directors and the re-appointment of auditors, Descartes' shareholders approved a resolution authorizing Descartes' continuance as a corporation under the Canada Business Corporations Act ("CBCA"). Descartes' shareholders also confirmed a new general by-law which conforms to the CBCA. Details regarding these matters may be found in the management information circular that was distributed to shareholders with the notice of the annual and special meeting, a copy of which is available from EDGAR at www.sec.gov or SEDAR at www.sedar.com.

Other Recent Announcements

•	In February 2006, Canon Europe completed its pilot and signed a subscription to deploy Descartes' Visibility & Event Management solution for its European operations;
•	In March 2006, freight forwarder SEKO Worldwide signed up to use Descartes' Local Haulage solution to integrate pick-up and delivery operations;
•	Also in March, Descartes announced that several new and extended solutions would be unveiled at its annual Global User Group Conference later that month;
•

Descartes announced European successes in March, including Optimize Logistic Solutions, a Descartes value-added reseller successfully implementing Descartes' solutions with several customers throughout Southern Europe; and Grupo Leche Pascual, Spain's leading manufacturer and distributor of dairy, cereal, and beverage products, selecting Descartes' Transportation Manager™ solution to manage its network of contract truck carriers and private delivery fleet;

•	On March 21, 2006, Descartes announced that David I. Beatson, former CEO of Panalpina for North America, had joined the board of directors. John Albright resigned from the Board on February 17, 2006;
•

Also in March, Descartes announced that Country Home Products/DR Power Equipment, a Vermont-based manufacturer of consumer lawn equipment, had signed up to use Descartes' Transportation Manager solution to manage its contract carriers;

•

In April 2006, Descartes hosted events in New York and Chicago for airlines and freight forwarders to discuss electronic messaging and regulatory compliance. British Airways, SAS and LOT Polish airlines presented their current and future messaging capabilities as well as industry initiatives such as Cargo2000;

•

In May 2006, Descartes announced that Wolseley (Group Services) Limited selected Descartes' transportation and delivery management solution for Wolseley's UK operations after a comprehensive pilot period. Wolseley plc is the world's largest specialty trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe; and

•	Also in May, Descartes won the "Best Business Turnaround" award in the 2006 International Business Awards, commonly referred to as "the Stevies".

Conference Call

Company management will discuss these results, business prospects, and certain future expectations in a live conference call and audio webcast with the financial community at 8 a.m. EDT today, May 24, 2006. Interested parties may listen to the audio webcast via the Descartes website at www.descartes.com/company/investors, or can dial in to the conference call at (800) 819-9193 or (913) 981-4911. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 4908347. An archived replay of the webcast will also be available through the Descartes website at www.descartes.com/company/investors.

About Descartes

The Descartes Systems Group Inc. (Nasdaq:DSGX), (TSX:DSG) is a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to the positioning of Descartes to deliver value to customers and shareholders and improve market position, Descartes' ability to manage its operating expenses, and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to keep its operating expenses at a level below its visible and recurring revenues; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; Descartes ability to integrate acquired companies and personnel, differences between preliminary and final purchase price allocations for acquisitions, exposure to greater than anticipated tax liabilities and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' Annual Report on Form 40-F for the fiscal year ended January 31, 2006. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Reconciliation of Non-GAAP Financial Measure

EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term "EBITDA" refers to a financial measure that we define as earnings before interest (represented as Other income (expense) on the Consolidated Statements of Operations), taxes, depreciation and amortization (including amortization of deferred compensation and stock-based compensation). However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes' baseline performance before gains, losses, certain non-cash expenses and other charges that are considered by management to be outside Descartes' ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes' financial results and that EBITDA will help investors' overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q1FY07, Q4FY06, Q3FY06 Q2FY06 and Q1FY06, which we believe is the most directly comparable GAAP measure. EBITDA for Q1FY06 included a $0.2 million restructuring recovery, and EBITDA for Q1FY07 excludes $0.2 million in stock-based compensation expense included in net income as a result of our adoption of SFAS 123R effective as of the beginning of Q1FY07.

Reconciliation of EBITDA

(US dollars in millions)	Q1FY07	Q4FY06	Q3FY06	Q2FY06	Q1FY06

Net income, as reported on Consolidated Statements of Operations	1.2	1.0	0.6	0.9	0.5
Adjustments to reconcile to EBITDA:
Other income	(0.2)	(0.2)	(0.1)	(0.8)	(0.3)
Income tax expense	0.2	0.1	-	-	-
Depreciation expense	0.5	0.6	0.5	0.5	0.5
Amortization of intangible assets and deferred compensation (including stock-based compensation expense)	0.7	0.7	0.7	0.9	0.8
EBITDA	2.4	2.2	1.7	1.5	1.5

Contact Information:

Mary Meldrum

Tel: (519) 746-6114, ext. 2577

investor@descartes.com

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; APRIL 30 DATA UNAUDITED)

	April 30,	January 31,
	2006	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,850	27,634
Marketable securities	5,034	5,367
Accounts receivable
Trade	6,822	5,188
Other	1,366	462
Prepaid expenses and other	660	651
	49,732	39,302
CAPITAL ASSETS	6,361	6,039
GOODWILL	3,975	-
INTANGIBLE ASSETS	4,953	1,429
	65,021	46,770

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	2,639	1,828
Accrued liabilities	4,248	3,750
Deferred revenue	3,093	2,776
	9,980	8,354

SHAREHOLDERS' EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 45,174,149 at April 30, 2006 (January 31, 2006 - 40,723,800)	14,803	21
Additional paid-in capital	447,035	446,565
Unearned deferred compensation	(252)	(57)
Accumulated other comprehensive loss	(46)	(375)
Accumulated deficit	(406,499)	(407,738)
	55,041	38,416
	65,021	46,770

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2006	2005
REVENUES	11,692	11,306
COST OF REVENUES	4,122	4,816
GROSS MARGIN	7,570	6,490
EXPENSES
Sales and marketing	2,422	2,123
Research and development	1,847	1,644
General and administrative	1,623	1,982
Amortization of intangible assets	497	778
Restructuring costs	-	(221)
	6,389	6,306
INCOME FROM OPERATIONS	1,181	184
OTHER INCOME (EXPENSE)
Interest expense	-	(413)
Investment income	222	226
Gain on sale of long-term investment	-	475
	222	288
INCOME BEFORE INCOME TAXES	1,403	472
INCOME TAX EXPENSE	164	7
NET INCOME	1,239	465
EARNINGS PER SHARE
Basic and diluted	0.03	0.01
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	42,618	40,706
Diluted	43,621	41,463

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2006	2005
OPERATING ACTIVITIES
Net income	1,239	465
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	457	516
Amortization of intangible assets	497	778
Amortization of convertible debenture costs	-	64
Amortization of deferred compensation	38	34
Stock-based compensation expense	237	-
Gain on sale of long-term investment	-	(475)
Changes in operating assets and liabilities:
Accounts receivable
Trade	(886)	526
Other	(108)	(58)
Prepaid expenses and other	(3)	282
Accounts payable	488	217
Accrued liabilities	(140)	(334)
Deferred revenue	173	1,242
Cash provided by operating activities	1,992	3,257
INVESTING ACTIVITIES
Maturities of marketable securities	5,334	4,988
Purchase of marketable securities	(5,001)	(4,997)
Additions to capital assets	(366)	(108)
Sale of long-term investment	-	1,199
Acquisition of subsidiary, net of cash acquired	(7,664)	-
Acquisition related costs	(100)	-
Cash provided by (used in) investing activities	(7,797)	1,082
FINANCING ACTIVITIES
Issuance of common shares	14,021	-
Cash provided by financing activities	14,021	-
Increase in cash and cash equivalents	8,216	4,339
Cash and cash equivalents at beginning of period	27,634	17,220
Cash and cash equivalents at end of period	35,850	21,559